Exhibit 99.2

Dear Investor:

We are pleased to offer the opportunity to invest in Kelly Services Class A Common Stock more economically and conveniently than ever before through our Direct Stock Purchase and Dividend Reinvestment Plan (“Plan”). A copy of the Plan prospectus is enclosed for your review along with the Initial Purchase Form. Some of the highlights of the Plan are as follows:

•	You may purchase initial shares of Class A Common Stock by investing as little as $250 or as much as $10,000.

•	You may purchase additional shares of Class A Common Stock by automatically reinvesting all or a portion of your cash dividends.

•	You may also purchase shares of Class A Common Stock by making optional cash payments of $25 per transaction up to a maximum of $10,000 per transaction not to exceed $100,000 per year.

•	You may sign up to make automatic optional cash payments which will be deducted directly from your bank account.

•	You may deposit your Class A Common Stock certificates for safekeeping with the Plan Administrator.

If after reading the enclosed prospectus you would like to enroll, please complete the Initial Purchase Form as indicated and return it in the enclosed envelope to the Plan Administrator, Computershare Trust Company, N.A.

If you have any questions regarding the Plan, please contact the Plan Administrator at 1-866-249-2607 or Kelly’s Investor Relations Department at (248) 244-4586. We thank you for your interest in Kelly Services, Inc.

Sincerely,

Peter W. Quigley
President and
Chief Executive Officer
Kelly Services, Inc.